

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 23, 2007

Mr. David A. Dyck
Senior Vice President, Finance and Chief Financial Officer
Western Oil Sands Inc.
2400 Ernst & Young Tower
440-2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

> **Re: Western Oil Sands Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2006**
> **Filed July 19, 2007**
> **File No. 333-90736**

Dear Mr. Dyck:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief